CERTIFICATE AND CONSENT

To Accompany the July 2006 Technical Report, “Technical Report on the El Dorado Project Gold and Silver Resources, Department of Cabañas, Republic of El Salvador” dated July 31, 2006, and prepared by Mine Development Associates (“MDA”) for Pacific Rim Mining Corporation.

I, Alva L. Kuestermeyer, with a business address at SRK Consulting (U.S.), Inc., 7175 W. Jefferson Avenue, Suite 3000, Lakewood, Colorado, U.S. 80235 hereby state that:

1.	I am a Principal Metallurgical Engineer/Mineral Economist with the firm, SRK Consulting (U.S.), Inc.

2.	I am a graduate of South Dakota School of Mines and Technology with a B.S. in Metallurgical Engineering in 1973.

3.	I am a graduate of Colorado School of Mines with an M.S. in Mineral Economics in 1982.

4.

I have practiced my profession continuously for some 32 years since graduating, have variously managed, authored and co-authored over twenty mining feasibility studies, feasibility audits and due diligences for a variety of mineral deposit types in numerous countries and as a Competent Person.

5.	I am a member of the Society of Mining, Metallurgical and Exploration Engineers.

6.	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the El Dorado Project or securities of Pacific Rim Mining Corporation.

7.

I am not aware of any material fact or material change with respect to the subject matter of this report, which is not reflected in this report, the omission or disclosure of which makes the technical report misleading.

8.	I am independent of the issuer as defined in NI 43-101.

9.	I have read NI 43-101 and Form 43-101F1. To the best of my knowledge, the July 2006 Technical Report has been prepared in compliance with this Instrument and Form 43-101F1.

10.

I am not aware of any material fact or material change with respect to the subject matter of this report, which is not reflected in this report, the omission or disclosure of which makes the technical report misleading.

11.	I am the qualified person responsible for the Metallurgical/Process Summary referenced in this current July 2006 Technical Report.

12.	I hereby consent the use of this report for submission to any Provincial regulatory authority.

July 2006

"Alva L. Kuestermeyer"

Alva L. Kuestermeyer
Principal Metallurgical Engineer/Mineral Economist